RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

December 8, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Novint Technologies, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 23, 2009
Your File No. 000-51783

Dear Mr. Gilmore:

On behalf of Novint Technologies, Inc., (the “Company” or “Novint”), set forth below are the Company’s substantive responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 4, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

1.
We note that your response to prior comment 1 provides the key assumptions that management used to analyze potential intangible asset impairment.  Please supplementally provide us with a copy of your impairment analysis related to your intangible assets for the year ended December 31, 2008 that includes your discounted cash flow analysis.  Additionally, tell us how the assumptions used in your impairment analysis compare to the actual results experienced during 2009 and 2010.  To the extent that your actual sales experience during 2009 was substantially less than the assumptions used in your impairment analysis, tell us how you concluded that you were not required to re-evaluate for a potential impairment of your intangible assets during 2009.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
December 8, 2010

RESPONSE:

We respectfully note the Staff's comment.  For purposes of agreeing numbers discussed below to the Company's financial statements included in its December 31, 2008 Form 10-K and September 30, 2009 Form 10-Q, we are providing the following reconciliation of intangible assets:

	December 31, 2008	September 30, 2009
License Agreements	$1,245,543	$1,245,543
Accumulated Amortization	(601,296)	(878,306)
Total License Agreements, net	644,247	367,237

Patents	40,706	50,916
Accumulated Amortization	(4,586)	(4,911)
Total Patents, net	36,120	46,005

Total Intangible Assets, net	$680,367	$413,242

Attached please find the Company's impairment analysis for its prepaid royalties (Exhibit A) and license agreements (Exhibit B).  As the prepaid royalty agreements are very similar to the license agreements the Company used the prepaid royalties analysis as its basis for its analysis of its license agreements.  Analysis of both types of agreements are based upon expected hardware sales, which in turn drive software sales.  The main difference between the intangible license agreements and the prepaid royalties is the agreements for the prepaid royalties specifically state the amounts paid are for prepaid royalties whereas the license agreements state they are licenses for a specific period of time.  The Company amortizes the license agreements over the terms of the licenses and the prepaid royalties are amortized based upon anticipated game sales; however, the overall realization of both is based primarily upon game sales.  As a result the impairment analysis for the intangible license agreements (See Exhibit B) was based upon the analysis for the prepaid royalties (See Exhibit A).

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
December 8, 2010

The main assumptions used in the Company's analysis was the potential sale of 50,000 Falcon hardware units which would result in an estimated 212,731 game sales (see Exhibit A, and specifically the section of the spreadsheet titled “2009 Sales Projections from Valve Launch” and the accompanying footnote (a) therein).  Actual results through September 30, 2009 were sales of just over 1,200 hardware units and 6,692 games.

Although significantly less than the Company's estimate of 50,000 hardware units for the year and 212,731 games for the year, Novint’s management determined that, as of the third quarter of 2009, the estimated sales remained valid but were simply deferred. This is because the primary milestones which these estimates were based upon had not yet happened, but were still expected to happen. The specific milestones that management was relying upon were primarily marketing efforts with Valve and Electronic Arts, as well as additional financing to fund expanded marketing efforts and complete development of customized hardware drivers for several AAA game titles. The availability of Falcon software drivers for, and/or customized versions of, AAA video game titles, and customers’ knowledge of it through expanded marketing of both the Falcon and its availability for use with such titles, is what drives sales of the hardware, which in turn drives sales of more software.

Novint’s management expected that Valve was going to provide strong marketing support after the release of their games including a press release and additional marketing on their Steam network of online game players.  At the time, the Company understood that Steam had over 20,000,000 users, the majority of which are ideal early adopters for Novint’s technology. Therefore, the Company determined Steam includes the single largest group of people who are target customers, and it includes strong communication channels with those customers which are regularly viewed. Novint felt that a strong marketing aspect of the agreement with Valve was a primary milestone that would lead to significant Falcon sales. In addition to the Valve marketing, as of the third quarter of 2009, Novint expected that the agreement with Electronic Arts (“EA”) would also lead to strong marketing, and therefore increased sales as well. Although these marketing efforts had not occurred prior to filing the Company’s September 30, 2009 Form 10-Q, the Company still believed an agreement could be reached with Valve to get the marketing support that was part of the initial understanding Novint had in the agreement.  The Company's main focus during the third and fourth quarters of 2009 was on obtaining additional financing to enable them to launch marketing campaigns and exploit the agreements with Valve and EA.

At December 31, 2008, the license agreements were $644,247, net of amortization as referenced in the table above.  Of this amount, $383,333 consisted of the license agreement with Valve.  At December 31, 2008 the Company believed the release of the Valve games along with their marketing efforts would generate more than enough sales to cover the cost of the license agreements; however, since the games had not been released, there were no historical sales to base impairment on.  At September 30, 2009 the license agreement with Valve represented $233,333 of the Company’s total amount of net license agreements of $367,237.  The Company still felt they would generate more than enough sales to cover the remaining unamortized costs of its licenses.  Even though sales were significantly less than expected in its initial impairment analysis, the Company did not believe the intangibles required a re-evaluation for impairment as the main driving factors in the analysis had not yet occurred, but were still expected to occur.  In addition, by the end of 2010, all but a small amount of the licensing agreements will be fully amortized.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
December 8, 2010

The Company has not performed an impairment analysis on its license agreements for the year ended December 31, 2009 or after.  The Company anticipates completing these as it moves forward to become current in its filings.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1. Financial Statements

Note 3 – Prepaid Expenses, page F-10

2.
We note in your response to prior comment 2 that the classification of your prepaid royalty expenses between current and long-term is based upon expected sales over the next year and that you adjust this classification on a quarterly basis.  We further note that your current prepaid royalty expenses decreased from $564,000 as of December 31, 2008 to $87,000 as of September 30, 2009, while we note that your total prepaid royalty expense balance decreased by $5,000.  Please describe your actual sales during 2009 that led to a change in allocation between current and non-current.  Additionally, to the extent that actual sales experience during 2009 was less favorable than your expectations as of December 31, 2008, describe how you concluded that your prepaid assets continued to be realizable as of September 30, 2009.

RESPONSE:

We respectfully note the Staff's comment.  Please see the Company's response to Comment 1 above regarding actual sales through September 30, 2009.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
December 8, 2010

The bulk of the Company's prepaid royalties ($1,000,000 out of $1,578,591) at September 30, 2009 is for Electronic Arts ("EA").  The Company anticipated completing all source code required for the seven games under this agreement prior to September 30, 2009; however, as of September 30, 2009 only one of the AAA games from this agreement had completed source code and been released.  The Company also expected that there would be a large amount of marketing value in the release of the EA games customized for the Falcon. With a relatively minimal amount of funding that was expected to be raised, Novint would have been able to follow through with marketing aspects of the agreement with EA, including putting advertising fliers in the boxes and linking Novint’s site to EA’s game sites. As of the end of 2009, only one additional game had been released in a modified format for use with the Falcon (November 27, 2009) (See Exhibit A).  As a result of the Company not releasing the expected modifications to the AAA games, the Company reanalyzed the allocation of current and long term prepaid royalties and reclassified all but $15,000 attributed to EA to long-term prepaid royalties.  In addition, the Company had an additional $268,000 it paid to six Companies for prepaid royalties on games that had not been released as of September 30, 2009 (See Exhibit B).  The majority of those amounts were included in long term prepaid royalties at both December 31, 2008 and September 30, 2009; however due to the reduced number of games modified for the Falcon, the Company reallocated approximately $34,000 from current to long term as of September 30, 2009.  The Company still believed it would realize all of the prepaid amounts in the future once a larger number of hardware units were sold, modified versions of the games were released, and sufficient marketing took place to educate the game playing public on their availability.  The games under these agreements have all been released previously to the computer gaming industry.  What the Company is doing is enabling these games to be used with the Falcon to enable the feel of touch, which will bring a whole new way of playing the game to the consumers.  This can, it is believed, also breathe new life into an older title.  Many of these titles, although older, have a long lifespan due to their robust online multiplayer activity.

The Company has not performed an impairment analysis on its prepaid royalties for the year ended December 31, 2009 or after.  The Company anticipates completing these as it moves forward to become current in its filings.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
December 8, 2010

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours, RICHARDSON & PATEL LLP

By:	/s/ Addison Adams
Addison Adams

cc:	Tom Anderson, CEO, Novint Technologies, Inc.
Craig Stegeman, CPA, AJ. Robbins, P.C.

Exhibit A

Novint Technologies
Prepaid Royalties - Review of Impairment and ST v LT
12/31/2008

NOTE: See procedures, conclusion and tickmark legend at wp       4400.16

SUM of 1	62,500.00	C	3	44,363	Prepaid royalties to be expensed per schedule
			SUM of 4	37,500	Prepaid royalties remaining in AP and Accrued expenses C
SUM of 2	40,000	Royalties for JoWooD games remaining per schedule C		6,863	Amount to be expensed. 4400.30
4400.31	15,000	Royalties for JoWood games remaining per contract amendment
	25,000	1, 5

										Analysis of Prepaid at 12/31/08
				% of		Sold in 2008				Royalty	Avg Royalty	Units in Prepaid
Prepaid Royalties			Date of release	total		Sold in '08		$	Avg Price	Rate	Exp/unit	(prepd/avg Royalty)

	AAE	Game 1	9/19/2008	0.3%		2		59.90	29.95	0.50	0.50	41,970
		Game 2	6/27/2008	0.1%		1		14.95	14.95
		Game 3	7/25/2008	0.7%		5		20.55	4.11
		Game 4	3/28/2008	3.1%		23		289.65	12.59
		Game 5	7/4/2008	0.1%		1		14.95	14.95
		Game 6	8/1/2008

	BNS		6/20/2008

	CLS	Game 1	4/8/2008	3.6%		27		594.85	22.03	50%	11.02	2,235

	CHL	Game 1	12/14/2007	2.8%		21		410.05	19.53	15%	2.93	5,098

	CDM	Game 1	unreleased
		Game 2	unreleased
		Game 3	unreleased
		Game 4	unreleased
		Game 5	unreleased
		Game 6	unreleased

	DBN	Game 1	12/26/2007	2.3%		17		250.05	14.71	20%	2.94	10,349
		Game 2	5/9/2008	1.1%		8		139.60	17.45	na
		Game 3	12/11/2007	1.1%		8		95.40	11.93	na

	EA Games	Game 1	11/27/2009			-			14.95	50%	7.48	133,779
		Game 2	unreleased
		Game 3	9/1/2009
		Game 4	unreleased
		Game 5	unreleased
		Game 6	unreleased
		Game 7	unreleased

	EDI	Game 1	unreleased
		Game 2	unreleased
		Game 3	unreleased
		Game 4	unreleased
		Game 5	unreleased
		Game 6	unreleased
		Game 7	unreleased
		Game 8	unreleased
		Game 9	unreleased
		Game 10	unreleased

4400.10	FCD		6/18/2007								1.50	33,333
	GIP		unreleased
	JPS
		Game 1	unreleased			-
		Game 2	unreleased			-			14.95	27%	4.04	1,239
		Game 3	unreleased			-			14.95	27%	4.04	3,716
		Game 4	unreleased			-			14.95	27%	4.04	4,955
		Game 5	unreleased			-
		Game 6	unreleased			-
		Game 7	unreleased			-
		Game 8	unreleased			-
		Game 9	unreleased			-
		Game 10	unreleased			-
		Game 11	unreleased			-
		Game 12	unreleased			-

	MAR		unreleased			-			14.95	15%	2.24	8,919

	MLC		unreleased
		Game 1	unreleased			-			14.95	15%	2.24	8,919
		Game 2	unreleased			-
		Game 3	unreleased
		Game 4	unreleased			-
		Game 5				-

	MDE	Game 1	5/24/2008	3.7%		28		488.60	17.45	na

	PHP								7.77	20%	1.55	48,216
		Game 1	7/18/2008	0.7%		5		42.74	8.55
		Game 2	10/29/2008	0.4%		3		12.84	4.28
		Game 3	6/6/2008	1.3%		10		117.46	11.75
		Game 4	10/29/2008	0.5%		4		27.79	6.95
		Game 5	8/8/2008	0.5%		4		22.79	5.70
		Game 6	10/17/2008	0.5%		4		22.79	5.70
		Game 7	10/24/2008	0.5%		4		17.84	4.46
		Game 8	unreleased
		Game 9	unreleased
		Game 10	unreleased
		Game 11	unreleased
		Game 12	12/23/2008
		Game 13	unreleased
		Game 14	unreleased
		Game 15	unreleased
		Game 16	unreleased
		Game 17	unreleased
		Game 18	unreleased

	SUS
		Game 1	2/5/2008	0.3%		2		19.90	9.95	5%	0.50
		Game 2	unreleased			-
		Game 3	unreleased			-

	TCL	Game 1	6/13/2008	23.7%		178		1,383.95	7.78	15%	1.17	85,407
		Game 2	5/16/2008	8.0%		60		1,243.60	20.73	15%	3.11

	RMS	Game 1	10/11/2008	0.3%		2		19.90	9.95	na

	RCN	Game 1	12/23/2007	9.7%		73		1,612.99	22.10
		Game 2	5/30/2008	33.1%		249		2,536.50	10.19
		Game 3	12/12/2008	0.5%		4		39.80	9.95

	STL	Game 1	12/12/2007	0.5%		4		54.80	13.70	na
	WTN	Game 1	10/3/2008	0.7%		5		44.80	8.96	na
					4400.17	752	4400.17	9,599.04

																		Just Added for SEC
																		REFERENCE
		A
		2009 Sales projections
		From Valve						Prepaids at		31-Dec-08								30-Sep-09
Prepaid Royalties		Launch (a)		Other	PBC T/M		Total	12/31/2008	PBC T/M	ST			LT		To be expensed			ST	LT

	AAE	8,511					8,511	20,985.00		4,255.32			16,729.68		-			461.09	19,952.41

	BNS							6,863.00		-			-		6,863

	CLS	7,181					7,181	24,623.12		24,623.12			-		-			3,584.77	19,344.07

	CHL	5,585					5,585	14,931.01		14,931.01			-		-			850.04	13,733.21

	CDM							-					-		-

	DBN	4,521					4,521	30,445.00		13,300.53			17,144.47		-			1,489.41	28,510.83
								-

	EA Games			44,593	C	E	44,593	1,000,000.00		333,333.33			666,666.67		-			14,950.00	985,050.00

	EDI							150,000.00	B	-			150,000.00	D	-				150,000.00

4400.10	FCD	50,000					50,000	50,000.00		50,000.00			-		-			48,242.00
	GIP							1,000.00	B	-			1,000.00		-				1,000.00
	JPS							-
								5,000.00	D	-			-		5,000	1	4
				2,000	E	C	2,000	5,000.00		5,000.00	2	C	-		-
				4,000	E	C	4,000	15,000.00		15,000.00	2	C	-		-			15,000.00
				5,000	E	C	5,000	20,000.00		20,000.00	2	C	-		-
								5,000.00	D	-			-		5,000	1	4
								5,000.00	D	-			-		5,000	1	4
								2,500.00	D	-			-		2,500	1	4
								2,500.00	D	-			-		2,500	1	4
								2,500.00	D	-			-		2,500	1	4
								5,000.00	D	-			-		5,000	1	4
								5,000.00	D	-			-		5,000	1	4
								5,000.00	D	-			-		5,000	1	4

	MAR			4,500	F	F	4,500	20,000.00		10,091.25			9,908.75	F	-			226.11	19,773.89

	MLC							-
				4,500	F	F	4,500	20,000.00		10,091.25			9,908.75	F	-				20,000.00
								12,500.00	B				12,500.00	D	-				12,500.00
								-											-
								5,000.00	B				5,000.00	D	-				5,000.00
								5,000.00	B	-			5,000.00	D	-				5,000.00

	MDE														-

	PHP	9,043					9,043	74,947.15		14,055.85			60,891.30		-			151.01	74,594.50

	SUS							-
							-
								20,000.00	B	-			20,000.00	D	-				20,000.00
								20,000.00	B	-			20,000.00	D	-				20,000.00

	TCL	63,298					63,298	99,605.87		73,821.14			25,784.72		-			2,181.93	96,996.43
															-

	RMS														-

	RCN														-
															-
															-

	STL														-
	WTN														-
		148,138	B	64,593			212,731	1,653,400.15		588,502.81		4400.10	1,020,534.34		44,363.00	3		87,136.36	1,491,455.34
									5	(25,000.00)
									4400.10	563,502.81

PBC Comments
(a) - Once the Valve Orange Box launches (projected April 2009), T. Anderson projects that we could sell approx 50,000 Falcons.  These amounts assume 4 games per Falcon (200,000 games) bought in similar
proportions to 2008 sales.        A, B
(b) - Games have not yet reach technological feasibility, and plans to complete this still not yet determined; therefore all long-term.         D
(c) - T. Anderson believes that in 2009, Novint will sell approximately one-third of the games for which they have prepaid the royalties         E
(d) - The Jowood Agreement is being amended subsequent to YE to drop back to two games; Expensing other games to be conservative.         C
(e) - These games expected to sell thru in 2009 due to popularity        C
(f) - Expected to be ready for sale at 2Q 2009; assume we will sell a modest amount   F

Novint Technologies, Inc.
4400.15       Tickmark Legend for wp 4400.15 - Prepaid Royalties Impairment Analysis
December 31, 2008

4400.01	Procedures:	Audit Program for Other Assets: Step 5.b.

	Conclusion:	Based on management's assessments, prepaid royalties do not appear to require an impairment as of 12/31/08.

A
Tom Anderson, CEO, estimates the Company will sell 50,000 Falcon units during FY 2009 as a result of the Valve game titles' launch, which is scheduled for the end of April 2009, per conversation with AJRPC 3/13/09. Per anaylsis at wp 4700.17, the Company sold approximately 2,000 Falcon units during FY 2008. Management's estimate, therefore, includes a 2500% increase in the number of Falcons sold based solely on the Valve games' launch. See further explanation at the end of T/M B.

B
The number of games available for sale as of 12/31/08 that will sell in FY 2009 have been projected by manangement based on the estimated Valve sales discussed in A above. These amounts have been calculated assuming 50,000 Falcon units being sold with an average of 4 games purchased per Falcon, which is management's estimate of the average number of games sold per Falcon sold during FY 2008. Per analysis at wp 4400.17, the Company sold 0.375 games per Falcon sold. Currently there is no way of knowing if this will occur or not as the Company has not released any AAA games. The Valve launch will be relased on Valve's Steam, which is an online gaming community with over 1 million users. It is very possible the sales projected by management will occur. We should know by the end of the third quarter, if not by year end, if this actually occurs. At which time these prepaids will be revisited for impairment. No impairment appears reasonable at this time. P/F/A.

C
See wp 4400.30 for analysis of JoWood contract amendment and related adjustment. Allocation of royalties related to this contract entirely to short-term appears reasonable given the popularity of the games under royalty license. PFI.

	D	Allocation of these amounts to long-term appears reasonable given lack of technological feasibility. PFI.

	E	Management's estimate appears reasonable given the popularity of EA Games products acquired by the Company under this royalty agreement. PFI.

	F	ST/LT allocation appears reasonable given management's estimation of 2009 sales discussed in A above. PFI.

Exhibit B

Novint Technologies
Capitalized License Agreements Impairment Analysis
December 31, 2008

A	Per 3/31/09 discussion with Tom Anderson, CEO, the Valve games have been released in beta form as of March 31, 2009. PFI.

B	Amount is immaterial, PFI.

C
Per 3/27/09 email from Karen Rosolowski, Controller, she and Tom Anderson reviewed the Company's licensing agreements and determined that no capitalized amounts are impaired as of December 31, 2008 with the exception noted in B above. Appears reasonable,

Summary of Licenses	Date of Release		Cost		Accum Amort	NBV
SNL	N/A			30,000	21,875	8,125
FDM	N/A			215,000	215,000	-
MPB	unreleased			5,000	3,611	1,389
IRI	12/11/2007			10,001	5,834	4,167
WPB	unreleased		2	3,000	1,750	1,250
ART	12/22/2007			20,000	10,556	9,444
EPD	5/9/2008			10,000	5,417	4,583
MOH	8/22/2008			4,000	2,222	1,778
CTM	N/A			302,000	167,778	134,222
UFS	N/A			3,490	1,745	1,745
SCQ	12/12/2007			40,000	13,333	26,667
FOS	5/24/2008			25,000	4,861	20,139
FFF	10/3/2008			41,634	24,286	17,348
ASM	9/19/2008			35,000	6,125	28,875
Valve:		1		500,000	116,667	383,333
Game 1	6/23/2009
Game 2	8/25/2009
Game 3	7/31/2009
Game 4	N/A
BRS	6/20/2008			1,418	236	1,182
				1,245,543	601,296	644,247

Note: All of these licenses are for games that are bieng sold, or are available for sale except for:
- Valve to be released in 2Q 2009 A 1
- Warpbreaker - game discontinued; however amount is immaterial		B	2

Conclusion: Pass on any adjustment, no material impairment has occurred.		C